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Filed Pursuant to 424(b)(5)
Registration File No.: 333-102991

Prospectus Supplement to Prospectus dated April 15, 2003

$1,650,000,000

$400,000,000 Floating Rate Notes due November 3, 2005

$250,000,000 2.40% Notes due November 3, 2005

$1,000,000,000 4.00% Notes due January 15, 2009

        We will pay interest on the floating rate notes at a rate equal to the then applicable U.S. dollar three-month LIBOR rate plus 0.27%, and pay such interest on February 3, May 3, August 3 and November 3, commencing February 3, 2004, and at maturity. The rate of interest on the floating rate notes will be reset quarterly, as described herein.

        We will pay interest on the 2.40% notes due November 3, 2005 on each May 3 and November 3. The first interest payment will be made on May 3, 2004.

        We will pay interest on the 4.00% notes due January 15, 2009 on each January 15 and July 15. The first interest payment will be made on July 15, 2004.

        The Notes (as defined herein) are not redeemable prior to their maturity. There is no sinking fund for the Notes. The Notes are unsecured.

Floating Rate Notes due November 3, 2005

	Per Note	Total
Initial public offering price	100%	$400,000,000
Underwriting discount	0.150%	$600,000
Proceeds to us, before expenses	99.850%	$399,400,000

2.40% Notes due November 3, 2005

	Per Note	Total
Initial public offering price	99.907%	$249,767,500
Underwriting discount	0.150%	$375,000
Proceeds to us, before expenses	99.757%	$249,392,500

4.00% Notes due January 15, 2009

	Per Note	Total
Initial public offering price	99.604%	$996,040,000
Underwriting discount	0.350%	$3,500,000
Proceeds to us, before expenses	99.254%	$992,540,000

        The Notes are expected to be delivered in book-entry form only through the facilities of Depository Trust Company against payment in New York, New York on November 3, 2003.

        Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus supplement or the prospectus to which it relates is truthful or complete. Any representation to the contrary is a criminal offense.

Floating Rate Notes due November 3, 2005

Citigroup	JPMorgan	Morgan Stanley

2.40% Notes due November 3, 2005

Citigroup	JPMorgan	Morgan Stanley

4.00% Notes due January 15, 2009

Bear, Stearns & Co. Inc.	Credit Suisse First Boston	Morgan Stanley
ABN AMRO Incorporated
Banc of America Securities LLC
Banc One Capital Markets, Inc.
BNY Capital Markets, Inc.
Deutsche Bank Securities
Wachovia Securities
Keefe, Bruyette & Woods, Inc.

The date of this prospectus supplement is October 27, 2003.

TABLE OF CONTENTS

Prospectus Supplement

Prospectus

        You should rely only on the information that this prospectus supplement and the accompanying prospectus contains or incorporates by reference. We have not authorized anyone to provide you with information different from that contained in this prospectus supplement and the accompanying prospectus. We are offering to sell the notes, and seeking offers to buy the notes, only in jurisdictions where offers and sales are permitted. The information contained or incorporated by reference in this prospectus supplement and the accompanying prospectus is accurate only as of their respective dates, regardless of the time of their delivery or any sale of the notes.

ABOUT THIS PROSPECTUS SUPPLEMENT

        We provide information to you about the Notes (referred to in the accompanying prospectus as "senior debt securities") in two documents that progressively provide more detail—this prospectus supplement and the accompanying prospectus. Since the terms of the Notes may differ from the general terms of the senior debt securities described in the prospectus, you should rely on the information in this prospectus supplement over contradictory information in the prospectus. You should read the prospectus and this prospectus supplement together for a complete description of the Notes.

WASHINGTON MUTUAL, INC.

        With a history dating back to 1889, Washington Mutual is a retailer of financial services that provides a diversified line of products and services to consumers and commercial clients. At September 30, 2003, we had stockholders' equity of $20.53 billion. Based on consolidated total assets of $286.72 billion at September 30, 2003, Washington Mutual was the largest savings institution and the seventh largest banking company in the United States.

        Washington Mutual operates principally in California, Washington, Oregon, Florida, Texas and the greater New York/New Jersey metropolitan area, and has operations in 36 other states. Washington Mutual is divided into three operating segments:

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  Banking and Financial Services.    The Banking and Financial Services Group offers a comprehensive line of financial products and services to a broad spectrum of consumers and small to middle-market businesses. The Group serves 7.3 million consumer households and businesses through 1,677 financial center stores, 64 commercial banking centers and 2,769 ATMs. The Group offers various deposit products including the Group's signature Free Checking accounts, as well as other personal and business checking accounts, savings accounts, money market deposit accounts and time deposit accounts.

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  Home Loans and Insurance Services.    The Home Loans and Insurance Services Group originates and services home loans, sells home loans in the secondary market, and manages our home loan portfolio. At September 30, 2003, Washington Mutual serviced a $764.45 billion loan portfolio predominantly consisting of home loans. The Group also provides insurance services to mortgage borrowers by offering homeowners, flood, earthquake and other property and casualty insurance products. The Group's products are offered to customers through multiple distribution channels, including 395 retail home loan stores, 37 wholesale home loan centers, correspondent channels, and directly to consumers through call centers and the internet.

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  Specialty Finance.    The Specialty Finance Group provides financing to developers, investors, mortgage bankers and homebuilders for the acquisition, construction and development of apartment buildings ("multi-family lending"), other commercial real estate and homes. The multi-family lending business accounts for a majority of the Group's revenues. The Group also services commercial real estate mortgages as part of its commercial asset management business and conducts a consumer finance business through Washington Mutual Finance Corporation's 428 branches.

RATIO OF EARNINGS TO FIXED CHARGES

        The following table sets forth our ratio of earnings to fixed charges for each of the periods indicated.

Year Ended December 31,
					Nine Months Ended September 30, 2003
1998	1999	2000	2001	2002
1.34	1.38	1.31	1.60	2.02	2.30

For purposes of this ratio, earnings consist of income before income taxes plus fixed charges. Fixed charges consist of interest expense on borrowings and deposits, and the estimated interest portion of rent expense.

RATIO OF EARNINGS TO COMBINED FIXED CHARGES AND PREFERRED DIVIDENDS

        The following table sets forth our ratio of earnings to combined fixed charges and preferred dividends for each of the periods indicated.

Year Ended December 31,
					Nine Months Ended September 30, 2003
1998	1999	2000	2001	2002
1.33	1.38	1.31	1.59	2.02	2.30

For purposes of this ratio, earnings consist of income before income taxes plus fixed charges. Fixed charges consist of interest expense on borrowings and deposits, and the estimated interest portion of rent expense.

USE OF PROCEEDS

        We anticipate that the net proceeds from the sale of the Notes, before expenses, will be $1,641,332,500. We will apply the proceeds from the sale of the Notes for general corporate purposes, including providing funding to our subsidiaries, and repurchasing shares of our common stock. Until we use the proceeds from the sale of the Notes for these purposes, we will use the net proceeds to reduce our short-term indebtedness or for temporary investments.

INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

        The Securities and Exchange Commission (the "SEC") allows us to "incorporate by reference" the information we file with it, which means that we can disclose important information to you by referring you to another document that we filed with the SEC. The information incorporated by reference is an important part of this prospectus, and information that we file later with the SEC will automatically update and supersede this information. We incorporate by reference the documents listed below and any future filings we make with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), until we sell all of the securities:

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  Our Annual Report to Shareholders on Form 10-K for the fiscal year ended December 31, 2002;

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  Our Quarterly Report on Form 10-Q for the quarters ended March 31 and June 30, 2003;

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  Current Report on Form 8-K dated March 12, 2003; and

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  Exhibit 99.1 and Schedules WM-1, 2 and 11 of Exhibit 99.2 to the Current Report on Form 8-K dated October 21, 2003.

        You may obtain a copy of these filings at no cost, by writing or telephoning us at 1201 Third Avenue, Seattle, Washington 98101, telephone (206) 461-3187, attention Investor Relations Department WMT0735.

        You should rely only on the information contained or incorporated by reference in this prospectus supplement and the prospectus. We have not authorized anyone to provide you with any other information. We are not making an offer of these securities in any state where the offer is not permitted. You should not assume that the information in this prospectus, any accompanying prospectus supplement or any document incorporated by reference is accurate as of any date other than the date on the front of the document.

CERTAIN TERMS OF THE NOTES

        The floating rate notes due November 3, 2005, the 2.40% notes due November 3, 2005 and the 4.00% notes due January 15, 2009 (each, a "series of Notes" and collectively, the "Notes") are each a series of senior debt securities as described in the accompanying prospectus. The following description of the particular terms of the Notes offered hereby supplements and, to the extent inconsistent therewith, replaces the description of the general terms and provisions of the senior debt securities set forth in the accompanying prospectus. Capitalized terms used herein and not defined in this prospectus supplement shall have the meanings given to them in the accompanying prospectus or in the senior debt indenture referred to in this prospectus supplement.

General

        We will issue the Notes under the senior indenture between Washington Mutual, Inc. and The Bank of New York, as trustee (the "indenture"). An officers' certificate will set forth the terms of the Notes in accordance with the indenture. The Notes will rank equally with all of our other unsecured and unsubordinated debt. See "Description of Debt Securities" in the prospectus for a description of the general terms and provisions of our senior debt securities, including the Notes, under the indenture.

        We may, without the consent of the holders of the Notes, issue additional notes having the same ranking and the same interest rate, maturity and other terms as a series of the Notes. Any of these additional notes, together with the series of Notes having the same ranking and the same interest rate, maturity and other terms, will constitute a single series of notes under the indenture. No additional notes may be issued if an Event of Default has occurred with respect to that series of Notes.

        We will issue each series of Notes only in registered form, in denominations of $1,000 and integral multiples of $1,000. We will pay principal and interest at the corporate trust office of the trustee at New York, New York or at such other office or agency that we will maintain for such purpose in New York City. At our option, we may pay interest by check mailed to the person entitled to payment at that person's address appearing on the register of the notes.

        The Notes will not be redeemable by us or repayable at the option of the holders prior to maturity. The Notes will not be subject to any sinking fund.

  Floating Rate Notes due November 3, 2005

        The floating rate notes will initially be limited to a total principal amount of $400,000,000. The floating rate notes will mature on November 3, 2005.

        The floating rate notes will bear interest from November 3, 2003 to, but excluding, February 3, 2004 at a rate per annum equal to the initial interest rate and thereafter will be reset as described below at a rate per annum equal to LIBOR (as defined below) plus 0.27% per annum. The initial interest rate will be equal to LIBOR plus 0.27% per annum as determined by the calculation agent as described below. Interest on the floating rate notes will be payable quarterly in arrears on February 3, May 3, August 3 and November 3 of each year (each an "interest payment date"), commencing February 3, 2004, to the person in whose name such notes are registered at the close of business on the preceding January 19, April 18, July 19 or October 19, as applicable (whether or not a business day). Interest will be computed based on an actual/360 day count basis. Interest payments for the floating rate notes will include accrued interest from and including the date of issue or from and including the last date in respect of which interest has been paid or duly provided for, as the case may be, to but excluding the interest payment date or maturity date (except as described below), as the case may be.

        If any interest payment date, other than the maturity date, falls on a day that is not a business day, the interest payment will be postponed to the next day that is a business day, except if that business day is in the next succeeding calendar month, the interest payment date will be the immediately preceding business day. If the maturity date of the floating rate notes falls on a day that is not a business day, the payment of interest and principal will be made on the next succeeding business day, and no interest on such payment will accrue for the period from and after the maturity date.

        The rate of interest on the floating rate notes will be reset quarterly (the "interest reset period," and the first day of each interest reset period will be an "interest reset date"). The interest reset dates will be February 1, May 1, August 1 and November 1 of each year; provided that the interest rate in effect from November 3, 2003 to but excluding the first interest reset date will be the initial interest rate. If any interest reset date falls on a day that is not a business day, the interest reset date will be postponed to the next day that is a business day, except if that business day is in the next succeeding calendar month, the interest reset date will be the next preceding business day.

        As used herein, "business day" means any day, other than a Saturday or Sunday, that is neither a legal holiday nor a day on which banking institutions are authorized or required by law or regulation to close in The City of New York.

        The calculation agent for the floating rate notes is The Bank of New York, which we refer to as the "calculation agent." Upon the request of the holder of any floating rate note, the calculation agent will provide the interest rate then in effect and, if determined, the interest rate that will become effective on the next interest reset date.

        The calculation agent will determine the initial interest rate on the second London banking day preceding the issue date for the floating rate notes and the interest rate for each succeeding interest reset period by reference to LIBOR on the second London banking day preceding the applicable interest reset date, each of which we refer to as an "interest determination date."

        "London banking day" means any day on which dealings in deposits in U.S. dollars are transacted in the London interbank market.

        The interest rate for the floating rate notes will be based on the London interbank offered rate, which we refer to as "LIBOR," and will be determined by the calculation agent as follows:

            (i)  As of the interest determination date, LIBOR will be the rate for deposits in U.S. dollars for a period of three months, commencing on the related interest reset date, that appears on Page 3750, or any successor page, on Moneyline Telerate Inc., or any successor service, at approximately 11:00 a.m., London time, on that interest determination date.

           (ii)  If no rate appears, then the calculation agent will request the principal London offices of each of four major reference banks in the London interbank market, as selected by the calculation agent after consultation with us, to provide the calculation agent with its offered quotation for deposits in U.S. dollars for a period of three months, commencing on the related interest reset date, to prime banks in the London interbank market at approximately 11:00 a.m., London time, on that interest determination date and in a principal amount that is representative of a single transaction in U.S. dollars in that market at that time. If at least two quotations are provided, LIBOR determined on that interest determination date will be the arithmetic mean of those quotations. If fewer than two quotations are provided, LIBOR will be determined for the related interest reset date as the arithmetic mean of the rates quoted at approximately 11:00 a.m., New York time, on that interest reset date, by three major banks in New York City, as selected by the calculation agent after consultation with us, for loans in U.S. dollars to leading European banks, for a period of three months, commencing on the related interest reset date, and in a principal amount that is representative of a single transaction in U.S. dollars in that market at that time. If the banks so selected by the calculation agent are not quoting as set forth above, LIBOR for that interest determination date will remain LIBOR for the immediately preceding interest reset period, or, if there was no preceding interest reset period, the rate of interest payable will be the initial interest rate.

        Accrued interest on any floating rate note will be calculated by multiplying the principal amount of the note by an accrued interest factor. The accrued interest factor will be computed by adding the interest factors calculated for each day in the period for which interest is being paid. The interest factor for each day is computed by dividing the interest rate applicable to that day by 360. The interest rate in effect on any interest reset date will be the applicable rate as reset on that date. The interest rate applicable to any other day is the interest rate from the immediately preceding interest reset date, or if none, the initial interest rate. All percentages used in or resulting from any calculation of the rate of interest on a floating rate note will be rounded, if necessary, to the nearest one hundred-thousandth of a percentage point (with .000005% rounded up to .00001%), and all U.S. dollar amounts used in or resulting from these calculations will be rounded to the nearest cent (with one-half cent rounded upward).

  2.40% Notes due November 3, 2005

        The 2.40% notes due November 3, 2005 will initially be limited to a total principal amount of $250,000,000 (the "2.40% notes"). The 2.40% notes will mature at par on November 3, 2005.

        The 2.40% notes will bear interest from November 3, 2003, or from the most recent date to which we have paid or provided for interest, at the annual rate of 2.40%. We will pay interest semiannually on the 2.40% notes on each May 3 and November 3, beginning on May 3, 2004, to the person in whose name the notes are registered at the close of business on the April 18 or October 19 prior to the payment date.

        We will compute interest on the 2.40% notes on the basis of a 360-day year of twelve 30-day months. If an interest payment date or the maturity date falls on a day that is not a business day, the payment will be made on the next business day as if it were made on the date the payment was due, and no interest will accrue on the amount so payable for the period from and after that interest payment date or the maturity date, as the case may be, to the date the payment is made.

  4.00% Notes due January 15, 2009

        The 4.00% notes due January 15, 2009 will initially be limited to a total principal amount of $1,000,000,000 (the "4.00% notes"). The 4.00% notes will mature at par on January 15, 2009.

        The 4.00% notes will bear interest from November 3, 2003, or from the most recent date to which we have paid or provided for interest, at the annual rate of 4.00%. We will pay interest semiannually on the 4.00% notes on each January 15 and July 15, beginning on July 15, 2004, to the person in whose name the notes are registered at the close of business on the January 1 or July 1 prior to the payment date.

        We will compute interest on the 4.00% notes on the basis of a 360-day year of twelve 30-day months. If an interest payment date or the maturity date falls on a day that is not a business day, the payment will be made on the next business day as if it were made on the date the payment was due, and no interest will accrue on the amount so payable for the period from and after that interest payment date or the maturity date, as the case may be, to the date the payment is made.

Book-Entry, Delivery and Form

        Each series of Notes will be issued in the form of one or more fully registered global notes, or the "global notes," which will be deposited with, or on behalf of, The Depository Trust Company, New York, New York, which we refer to as the "depositary" or "DTC," and registered in the name of Cede & Co., the depositary's nominee. Beneficial interests in the global notes will be represented through book-entry accounts of financial institutions acting on behalf of beneficial owners as direct and indirect participants in the depositary. Investors may elect to hold interests in the global notes held by the depositary through Clearstream Banking, société anonyme, or "Clearstream, Luxembourg," or Euroclear Bank S.A./N.V. as operator of the Euroclear System, or the "Euroclear operator," if they are participants of such systems, or indirectly through organizations that are participants in such systems. Clearstream, Luxembourg and the Euroclear operator will hold interests on behalf of their participants through customers' securities accounts in Clearstream, Luxembourg's and the Euroclear operator's names on the books of their respective depositaries, which in turn will hold such interests in customers' securities accounts in the depositaries' names on the books of the depositary. Citibank, N.A. will act as depositary for Clearstream, Luxembourg and JPMorgan Chase Bank will act as depositary for the Euroclear operator. We refer to Citibank, N.A. and JPMorgan Chase, acting in such capacity, as the "U.S. depositaries." Because holders will acquire, hold and transfer security entitlements with respect to the Notes through accounts with DTC and its participants, including Clearstream, Luxembourg, the Euroclear operator and their participants, a beneficial holder's rights with respect to the Notes will be subject to the laws (including Article 8 of the Uniform Commercial Code) and contractual provisions governing a holder's relationship with its securities intermediary and the relationship between its securities intermediary and each other securities intermediary between it and us, as the issuer. Except as set forth below, the global notes may be transferred, in whole and not in part, only to another nominee of the depositary or to a successor of the depositary or its nominee.

        DTC has advised us as follows: DTC, the world's largest depository, is a limited-purpose trust company organized under the New York Banking Law, a "banking organization" within the meaning of the New York Banking Law, a member of the Federal Reserve System, a "clearing corporation" within the meaning of the New York Uniform Commercial Code, and a "clearing agency" registered pursuant to the provisions of Section 17A of the Securities Exchange Act of 1934. DTC holds and provides asset servicing for over 2 million issues of U.S. and non-U.S. equity issues, corporate and municipal debt issues, and money market instruments from over 85 countries that DTC's participants ("direct participants") deposit with DTC. DTC also facilitates the post-trade settlement among direct participants of sales and other securities transactions in deposited securities, through electronic computerized book-entry transfers and pledges between direct participants' accounts. This eliminates the need for physical movement of securities certificates. Direct participants include both U.S. and non-U.S. securities brokers and dealers, banks, trust companies, clearing corporations, and certain other organizations. DTC is a wholly-owned subsidiary of The Depository Trust & Clearing Corporation ("DTCC"). DTCC, in turn, is owned by a number of direct participants of DTC and Members of the National Securities Clearing Corporation, Government Securities Clearing Corporation, MBS Clearing Corporation, and Emerging Markets Clearing Corporation, (NSCC, GSCC, MBSCC, and EMCC, also subsidiaries of DTCC), as well as by the New York Stock Exchange, Inc., the American Stock Exchange LLC, and the National Association of Securities Dealers, Inc. Access to the DTC system is also available to others such as both U.S. and non-U.S. securities brokers and dealers, banks, trust companies, and clearing corporations that clear through or maintain a custodial relationship with a direct participant, either directly or indirectly ("indirect participants"). DTC has Standard & Poor's highest rating: AAA. The DTC rules applicable to its participants are on file with the SEC.

        According to the depositary, the foregoing information relating to the depositary has been provided to the financial community for informational purposes only and is not intended to serve as a representation, warranty or contract modification of any kind.

        Clearstream, Luxembourg advises that it is incorporated under the laws of Luxembourg as a bank. Clearstream, Luxembourg holds securities for its customers, "Clearstream, Luxembourg customers," and facilitates the clearance and settlement of securities transactions between Clearstream, Luxembourg customers through electronic book-entry transfers between their accounts, thereby eliminating the need for physical movement of securities. Clearstream, Luxembourg provides to Clearstream, Luxembourg customers, among other things, services for safekeeping, administration, clearance and settlement of internationally traded securities and securities lending and borrowing. Clearstream, Luxembourg interfaces with domestic securities markets in over 30 countries through established depository and custodial relationships. As a bank, Clearstream, Luxembourg is subject to regulation by the Luxembourg Commission for the Supervision of the Financial Sector (Commission de Surveillance du Secteur Financier). Clearstream, Luxembourg customers are world-wide financial institutions, including underwriters, securities brokers and dealers, banks, trust companies and clearing corporations. Clearstream, Luxembourg's U.S. customers are limited to securities brokers and dealers and banks. Indirect access to Clearstream, Luxembourg is also available to other institutions such as banks, brokers, dealers and trust companies that clear through or maintain a custodial relationship with a Clearstream, Luxembourg customer. Clearstream, Luxembourg has established an electronic bridge with the Euroclear operator to facilitate settlement of trades between Clearstream, Luxembourg and the Euroclear operator.

        Distributions with respect to the Notes held through Clearstream, Luxembourg will be credited to cash accounts of Clearstream, Luxembourg customers in accordance with its rules and procedures, to the extent received by the U.S. depositary for Clearstream, Luxembourg.

        The Euroclear operator advises that the Euroclear System was created in 1968 to hold securities for its participants, "Euroclear participants," and to clear and settle transactions between Euroclear participants through simultaneous electronic book-entry delivery against payment, thereby eliminating the need for physical movement of certificates and any risk from lack of simultaneous transfers of securities and cash. The Euroclear System is owned by Euroclear Clearance System Public Limited Company and operated through a license agreement by the Euroclear operator, a bank incorporated under the laws of the Kingdom of Belgium. The Euroclear operator is regulated and examined by the Belgian Banking and Finance Commission and the National Bank of Belgium.

        The Euroclear operator holds securities and book-entry interests in securities for participating organizations and facilitates the clearance and settlement of securities transactions between Euroclear participants and between Euroclear participants and participants of certain other securities intermediaries through electronic book-entry changes in accounts of such participants or other securities intermediaries.

        The Euroclear operator provides Euroclear participants, among other things, with safekeeping, administration, clearance and settlement, securities lending and borrowing, and related services.

        Non-participants of Euroclear may acquire, hold and transfer book-entry interests in securities through accounts with a direct participant of Euroclear or any other securities intermediary that holds a book-entry interest in the securities through one or more securities intermediaries standing between such other securities intermediary and the Euroclear operator.

        Securities clearance accounts and cash accounts with the Euroclear operator are governed by the Terms and Conditions Governing Use of Euroclear and the related Operating Procedures of the Euroclear System, and applicable Belgian law, collectively, the "terms and conditions." The terms and conditions govern transfers of securities and cash within the Euroclear System, withdrawals of securities and cash from the Euroclear System, and receipts of payments with respect to securities in the Euroclear System. All securities in the Euroclear System are held on a fungible basis without attribution of specific certificates to specific securities clearance accounts. The Euroclear operator acts under the terms and conditions only on behalf of Euroclear participants and has no record of or relationship with persons holding through Euroclear participants.

        Distributions with respect to the Notes held beneficially through the Euroclear System will be credited to the cash accounts of Euroclear participants in accordance with the terms and conditions, to the extent received by the U.S. depositary for the Euroclear operator.

        Although the Euroclear operator has agreed to the procedures provided below in order to facilitate transfers of notes among Euroclear participants and between Euroclear participants and participants of other intermediaries, it is under no obligation to perform or continue to perform in accordance with such procedures, and such procedures may be modified or discontinued at any time.

        Investors electing to acquire notes through an account with the Euroclear operator or some other securities intermediary must follow the settlement procedures of such an intermediary with respect to the settlement of new issues of securities. Investors electing to acquire, hold or transfer notes through an account with the Euroclear operator or some other securities intermediary must follow the settlement procedures of such an intermediary with respect to the settlement of secondary market transactions of securities.

        Investors who are Euroclear participants may acquire, hold or transfer interests in notes by book-entry to accounts with the Euroclear operator. Investors who are not Euroclear participants may acquire, hold or transfer interests in securities by book-entry to accounts with a securities intermediary who holds a book-entry interest in these securities through accounts with Euroclear.

        The Euroclear operator further advises that investors that acquire, hold and transfer interests in the Notes by book-entry through accounts with the Euroclear operator or any other securities intermediary are subject to the laws and contractual provisions governing their relationship with their intermediary, as well as the laws and contractual provisions governing the relationship between their intermediary and each other intermediary, if any, standing between themselves and the global notes.

        The Euroclear operator further advises that, under Belgian law, investors that are credited with securities on the records of the Euroclear operator have a co-property right in the fungible pool of interests in securities on deposit with the Euroclear operator in an amount equal to the amount of interests in securities credited to their accounts. In the event of the insolvency of the Euroclear operator, Euroclear participants would have a right under Belgian law to the return of the amount and type of interests in securities credited to their accounts with the Euroclear operator. If the Euroclear operator does not have a sufficient amount of interests in securities on deposit of a particular type to cover the claims of all participants credited with interests in securities of that type on the Euroclear operator's records, all participants having an amount of interests in securities of that type credited to their accounts with the Euroclear operator will have the right under Belgian law to the return of their pro rata share of the amount of interests in securities actually on deposit.

        Under Belgian law, the Euroclear operator is required to pass on the benefits of ownership in any interests in securities on deposit with it (such as dividends, voting rights and other entitlements) to any person credited with those interests in securities on its records.

        Individual certificates in respect of the Notes will not be issued in exchange for the registered global notes, except in very limited circumstances. If the depositary notifies us that it is unwilling or unable to continue as a clearing system in connection with the registered global notes or ceases to be a clearing agency registered under the Securities Exchange Act, and a successor clearing system is not appointed by us within 90 days after receiving that notice from the depositary or upon becoming aware that the depositary is no longer so registered, we will issue or cause to be issued individual certificates in registered form on registration of transfer of, or in exchange for, book-entry interests in the Notes represented by the registered global notes upon delivery of the registered global notes for cancellation.

        Title to book-entry interests in the Notes will pass by book-entry registration of the transfer within the records of Clearstream, Luxembourg, the Euroclear operator or the depositary, as the case may be, in accordance with their respective procedures. Book-entry interests in the Notes may be transferred within Clearstream, Luxembourg and within the Euroclear System and between Clearstream, Luxembourg and the Euroclear System in accordance with procedures established for these purposes by Clearstream, Luxembourg and the Euroclear operator. Book-entry interests in the Notes may be transferred within the depositary in accordance with procedures established for this purpose by the depositary. Transfers of book-entry interests in the Notes among Clearstream, Luxembourg and the Euroclear operator and the depositary may be effected in accordance with procedures established for this purpose by Clearstream, Luxembourg, the Euroclear operator and the depositary.

Global Clearance and Settlement Procedures

        Initial settlement for the registered global notes will be made in immediately available funds. Secondary market trading between the depositary's participants will occur in the ordinary way in accordance with the depositary's rules and will be settled in immediately available funds using the depositary's Same-Day Funds Settlement System. Secondary market trading between Clearstream, Luxembourg customers and/or Euroclear participants will occur in the ordinary way in accordance with the applicable rules and operating procedures of Clearstream, Luxembourg and the Euroclear System and will be settled using the procedures applicable to conventional Eurobonds in immediately available funds.

        Cross-market transfers between persons holding directly or indirectly through the depositary on the one hand, and directly or indirectly through Clearstream, Luxembourg customers or Euroclear participants, on the other, will be effected through the depositary in accordance with the depositary's rules on behalf of the relevant European international clearing system by its U.S. depositary; however, these cross-market transactions will require delivery of instructions to the relevant European international clearing system by the counterparty in the clearing system in accordance with its rules and procedures and within its established deadlines (European time). The relevant European international clearing system will, if the transaction meets its settlement requirements, deliver instructions to its U.S. depositary to take action to effect final settlement on its behalf by delivering interests in the Notes to or receiving interests in the Notes from the depositary, and making or receiving payment in accordance with normal procedures for same-day funds settlement applicable to the depositary. Clearstream, Luxembourg customers and Euroclear participants may not deliver instructions directly to their respective U.S. depositaries.

        Because of time-zone differences, credits of interests in the Notes received in Clearstream, Luxembourg or the Euroclear system as a result of a transaction with a depositary participant will be made during subsequent securities settlement processing and dated the business day following the depositary settlement date. Credits of interests or any transactions involving interests in the Notes received in Clearstream, Luxembourg or the Euroclear System as a result of a transaction with a depositary participant and settled during subsequent securities settlement processing will be reported to the relevant Clearstream, Luxembourg customers or Euroclear participants on the business day following the depositary settlement date. Cash received in Clearstream, Luxembourg or the Euroclear System as a result of sales of interests in the Notes by or through a Clearstream, Luxembourg customer or a Euroclear participant to a depositary participant will be received with value on the depositary settlement date but will be available in the relevant Clearstream, Luxembourg or Euroclear cash account only as of the business day following settlement in the depositary.

        Although the depositary, Clearstream, Luxembourg and the Euroclear operator have agreed to the foregoing procedures in order to facilitate transfers of interests in the Notes among participants of the depositary, Clearstream, Luxembourg and Euroclear, they are under no obligation to perform or continue to perform the foregoing procedures and these procedures may be changed or discontinued at any time.

Notices

        Notices to holders of the Notes will be given by mailing such notices to each holder by first class mail, postage prepaid, at the respective address of each holder as that address appears upon our books. Notices given to the depositary, as holder of the global notes, will be passed on to the beneficial owners of the Notes in accordance with the standard rules and procedures of the depositary and its direct and indirect participants, including Clearstream, Luxembourg and the Euroclear operator.

UNDERWRITING

        Under the terms and subject to the conditions contained in an underwriting agreement dated October 27, 2003, we have agreed to sell to the underwriters named below the following respective principal amounts of Notes. Citigroup Global Markets Inc., J.P. Morgan Securities Inc. and Morgan Stanley & Co. Incorporated are acting as representatives and joint bookrunners for the floating rate notes due November 3, 2005. Citigroup Global Markets Inc., J.P. Morgan Securities Inc. and Morgan Stanley & Co. Incorporated are acting as representatives and joint bookrunners for the 2.40% notes due November 3, 2005. Bear, Stearns & Co. Inc., Credit Suisse First Boston LLC and Morgan Stanley & Co. Incorporated are acting as representatives and joint bookrunners of the underwriters for the 4.00% notes due January 15, 2009.

For the Floating Rate Notes due November 3, 2005

Underwriter	Principal Amount
Citigroup Global Markets Inc.	133,333,000
J.P. Morgan Securities Inc.	133,333,000
Morgan Stanley & Co. Incorporated	133,334,000

Total	$400,000,000

For the 2.40% Notes due November 3, 2005

Underwriter	Principal Amount
Citigroup Global Markets Inc.	83,333,000
J.P. Morgan Securities Inc.	83,333,000
Morgan Stanley & Co. Incorporated	83,334,000

Total	$250,000,000

For the 4.00% Notes due January 15, 2009

Underwriter	Principal Amount
Bear, Stearns & Co. Inc.	225,000,000
Credit Suisse First Boston LLC	225,000,000
Morgan Stanley & Co. Incorporated	225,000,000
ABN AMRO Incorporated	50,000,000
Banc of America Securities Inc.	50,000,000
Banc One Capital Markets, Inc.	50,000,000
BNY Capital Markets, Inc.	50,000,000
Deutsche Bank Securities	50,000,000
Wachovia Securities, Inc.	50,000,000
Keefe, Bruyette & Woods, Inc.	25,000,000

Total	$1,000,000,000

        The underwriters propose to offer the floating rate notes initially at the public offering price on the cover page of this prospectus supplement and to selling group members at that price less a concession of 0.075% of the principal amount per floating rate note. The underwriters propose to offer the 2.40% notes initially at the public offering price on the cover page of this prospectus supplement and to selling group members at that price less a concession of 0.075% of the principal amount per 2.40% note. The underwriters propose to offer the 4.00% notes initially at the public offering price on the cover page of this prospectus supplement and to selling group members at that price less a concession of 0.20% of the principal amount per 4.00% note. After the initial offering the underwriters may change the public offering price and concession.

        Each series of Notes is a new issue of securities with no established trading market. One or more of the underwriters for a series of Notes has advised us that it intends to make a market in the Notes of that series but is not obligated to do so and may discontinue market making at any time without notice. No assurance can be given as to the liquidity of the trading market for any series of Notes.

        In connection with the offering, the underwriters may purchase and sell the Notes in the open market. These transactions may include short sales, stabilizing transactions and purchases to cover positions created by short sales. Short sales involve the sale by the underwriters of a greater number of notes that it is required to purchase in the offering. Stabilizing transaction consists of certain bids or purchases made for the purpose of preventing or retarding a decline in the market price of the notes while the offering is in progress.

        These activities by the underwriters may stabilize, maintain or otherwise affect the market price of the Notes. As a result, the price of the Notes may be higher than the price that otherwise might exist in the open market. If these activities are commenced, they may be discontinued by the underwriters at any time. These transactions may be effected in the over-the-counter market or otherwise.

        We estimate that our share of the total expenses of the offering, excluding underwriting discounts and commissions, will be approximately $600,000.

        We have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended.

        Certain of the underwriters will make the securities available for distribution on the Internet through a proprietary Web site and/or a third-party system operated by Market Axess Inc., an Internet-based communications technology provider. Market Axess Inc. is providing the system as a conduit for communications between such underwriters and their customers and is not a party to any transactions. Market Axess Inc., a registered broker-dealer, will receive compensation from any underwriter based on transactions such underwriter conducts through the system. Certain of the underwriters will make the securities available to their customers through the Internet distributions, whether made through a proprietary or third-party system, on the same terms as distributions made through other channels.

        We expect that delivery of each series of Notes will be made against payment therefor on or about November 3, 2003 which is the fifth business day following the date of the pricing of each series of Notes. Under Rule 15c6-1 of the Exchange Act, trades in the secondary market generally are required to settle in three business days, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade the Notes on the date hereof or the next following business day will be required, by virtue of the fact that the Notes initially will settle in T+5, to specify alternative settlement arrangements to prevent a failed settlement.

        In the ordinary course of business, certain of the underwriters and their affiliates have provided and may in the future continue to provide investment banking, commercial banking and/or other financial services to us and our subsidiaries for which they have received, and may in the future receive, compensation. The Bank of New York, an affiliate of BNY Capital Markets, Inc., is the trustee under the indenture that governs the Notes and the calculation agent for the floating rate notes.

LEGAL OPINIONS

        Heller Ehrman White & McAuliffe LLP, Seattle, Washington, will pass upon the validity of the Notes for us. Cleary, Gottlieb, Steen & Hamilton, New York, New York, will pass upon the validity of Notes for the underwriters. As of September 30, 2003, Heller Ehrman White & McAuliffe LLP and individual attorneys at the firm who participated in this transaction owned an aggregate of 13,793 shares of our common stock.

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TABLE OF CONTENTS
ABOUT THIS PROSPECTUS SUPPLEMENT
WASHINGTON MUTUAL, INC.
RATIO OF EARNINGS TO FIXED CHARGES
RATIO OF EARNINGS TO COMBINED FIXED CHARGES AND PREFERRED DIVIDENDS
USE OF PROCEEDS
INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE
CERTAIN TERMS OF THE NOTES
UNDERWRITING
LEGAL OPINIONS